UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Final Amendment (Amendment No. 1)*

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Ned L. Sherwood
151 Terrapin Point
Vero Beach, FL 32963
(772) 257-6658

with a copy to:

James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y62267409	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,715*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,715*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%**
14	TYPE OF REPORTING PERSON IN

*Includes (i) 1,102,715 common units held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 50,000 common units held by the ZS Fund L.P. Employees’ Retirement Plan FBO Ned Sherwood, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

**All percentages reported herein are calculated based upon an aggregate of (i) 19,877,573 common units outstanding as of March 31, 2021, as reported on the Schedule 13D filed by Navios Maritime Holdings Inc. on April 19, 2021 and (ii) 6,400,873 common units issued pursuant to continuous offering programs, as reported on the Form 6-K filed by the Issuer on August 26, 2021.

CUSIP No. Y62267409	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,152,715*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,152,715*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%**
14	TYPE OF REPORTING PERSON IN

**All percentages reported herein are calculated based upon an aggregate of (i) 19,877,573 common units outstanding as of March 31, 2021, as reported on the Schedule 13D filed by Navios Maritime Holdings Inc. on April 19, 2021 and (ii) 6,400,873 common units issued pursuant to continuous offering programs, as reported on the Form 6-K filed by the Issuer on August 26, 2021.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2021 (the “Original Schedule 13D”) relating to the common units, representing limited partner interests (the “Units”), of Navios Maritime Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The address of the Issuer’s principal executive offices is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 4.	Purpose of Transaction.

On September 3, 2021, Sherwood delivered a letter (the “September 3 Letter”) to the Board of Directors of the Issuer, following up on the July 22 Letter delivered concurrently with the filing of the Original Schedule 13D. A copy of the September 3 Letter is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference. The July 22 Letter and the September 3 Letter are referred to collectively herein as the “Letters.” Sherwood intends to have conversations, meetings and other communications with the management of the Issuer, unitholders and other persons, in each case to discuss the Issuer’s business, strategies and other matters related to the Issuer. These communications may include a discussion of options for enhancing unitholder value, including the matters discussed in the Letters.

On September 3, 2021, the Reporting Persons issued a Press Release in connection with the September 3 Letter, a copy of which is attached hereto as Exhibit 2 and is incorporated in its entirety herein by reference.

ITEM 5.	Interest in Securities of the Issuers.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of (i) 19,877,573 common units outstanding as of March 31, 2021, as reported on the Schedule 13D filed by Navios Maritime Holdings Inc. on April 19, 2021 and (ii) 6,400,873 common units issued pursuant to continuous offering programs, as reported on the Form 6-K filed by the Issuer on August 26, 2021.

(a)-(b)	Amount beneficially owned:

Sherwood may be deemed to beneficially own 1,152,715 Units (representing approximately 4.4% of the Issuer’s outstanding Units), which includes (i) 1,102,715 Units held by MRMP, or the MRMP Units, and (ii) 50,000 Units held by ZS Fund, or the ZS Fund Units. By virtue of their relationship, (i) Sherwood and MRMP may be deemed to share voting power and dispositive power with respect to the MRMP Units and (ii) Sherwood and ZS Fund may be deemed to share voting power and dispositive power with respect to the ZS Fund Units.

Sherwood disclaims beneficial ownership of such Units except to the extent of his pecuniary interest therein.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Units on August 26, 2021. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1: Letter to the Board of Directors of the Issuer dated September 3, 2021

Exhibit 2: Press Release

*****

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2021	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
Name: Ned L. Sherwood

September 3, 2021	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
Name: Ned L. Sherwood
Title: Chief Investment Officer

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